UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number 333-279859

Powell Max Limited

(Registrant’s Name)

22/F., Euro Trade Centre
13-14 Connaught Road Central,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On September 5, 2024, Powell Max Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with WallachBeth Capital LLC as representative of the underwriters listed on Schedule I to the Underwriting Agreement (the “Representative”), relating to the Company’s initial public offering (the “IPO”) of 1,426,750 Class A Ordinary Shares of the Company, par value $0.0001 per share (the “Ordinary Shares”).

On September 6, 2024, the Company closed the IPO. The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-279859), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 31, 2024, as amended, and declared effective by the SEC on September 4, 2024. The Ordinary Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “PMAX” on September 5, 2024.

In connection with the IPO, the Company issued a press release on September 5, 2024, announcing the pricing of the IPO and a press release on September 6, 2024, announcing the closing of the IPO, respectively.

Copies of the two press releases are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated September 5, 2024, announcing the pricing of the Company’s IPO.
99.2	Press Release dated September 6, 2024, announcing the closing of the Company’s IPO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POWELL MAX LIMITED

By:	/s/ Tsz Kin Wong
Name:	Tsz Kin Wong
Title:	Chairman of the Board, Executive Director and Chief Executive Officer

Date: September 6, 2024

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